Exhibit 99.4

UNITED UTILITIES PLC

23 OCTOBER 2006

United Utilities PLC announces that it received a notification on 23 October 2006 from Barclays PLC stating that as at 17 October 2006 it no longer has a notifiable interest in the share capital of United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.